No Act

PE 2-2-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

10011697

Received SEC
MAR 29 2010
Washington, DC 20549

March 29, 2010

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-29-10

Michael Hyatte
Sidley Austin LLP
1501 K Street, N.W.
Washington, DC 20005

Re: Raytheon Company
Incoming letter dated February 2, 2010

Dear Mr. Hyatte:

This is in response to your letters dated February 2, 2010 and February 17, 2010 concerning the shareholder proposal submitted to Raytheon by John Chevedden. We also have received letters from the proponent dated February 12, 2010 and February 25, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 29, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated February 2, 2010

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of Raytheon's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Raytheon may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Raytheon to amend Raytheon's certificate of incorporation to give a shareholder or shareholders who hold 25% of Raytheon's outstanding shares the right to call a special meeting of shareholders. You indicate that the proposal and the proposed amendment sponsored by Raytheon directly conflict and that submitting both proposals to shareholders at the meeting would present alternative and conflicting decisions for shareholders and provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Raytheon relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 John Chevedden's Rule 14a-8 Proposal
Raytheon Company (RTN)
Special Meeting Topic

Ladies and Gentlemen:

This responds to the February 2, 2010 request, supplemented February 17, 2010, to block this rule 14a-8 proposal.

The company is vague and did not disclose in its news release whether its proposed 25%-threshold applies *only* to single holders who owns 25% of company stock. In the attached *Verizon Communications Inc.* (January 28, 2010), Verizon did not receive concurrence when it lowered the threshold for only single holders.

The company February 2, 2010 letter is wrong because the attached Raytheon "News Release" merely refers to giving "holders of 25 percent or more of the Company's voting stock the right to call a special meeting of shareholders." It is possible for there to be two company shareholders who each own 25 percent of the company stock.

From the company News Release it is impossible to conclude that it apples to multiple shareholders whose holdings would add up to 25 percent or more of the company stock.

The rule 14a-8 proposal states, "This includes that many small shareholders can be part of the above 10%-threshold."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

John Chevedden

cc:
James Marchetti <James_g_marchetti@raytheon.com>

Raytheon

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News Release

Raytheon Board Votes to Submit Proposal Giving Shareholders Right to Call Special Meeting

WALTHAM, Mass., Oct 29, 2009 /PRNewswire via COMTEX/ -- Raytheon Company (NYSE: RTN) announced that its Board of Directors voted this week to submit a proposal to Company shareholders at its 2010 annual meeting to amend the Company's certificate of incorporation to give holders of 25 percent or more of the Company's voting stock the right to call a special meeting of shareholders. At present, only a majority of the Board or the Board's Chairman may call a special meeting.

"The Board of Directors gave careful consideration to this governance issue and has determined that it would be appropriate to recommend this change in our governance process to our shareholders," said William H. Swanson, Raytheon Chairman and CEO.

The special meeting proposal will be considered at the 2010 annual meeting of shareholders. A full description of the proposal will be contained in the Company's 2010 proxy statement.

Raytheon Company (NYSE: RTN), with 2008 sales of $23.2 billion, is a technology and innovation leader specializing in defense, homeland security and other government markets throughout the world. With a history of innovation spanning 87 years, Raytheon provides state-of-the-art electronics, mission systems integration an(other capabilities in the areas of sensing; effects; and command, control, communications and intelligence systems, as well as a broad range of mission support services. With headquarters in Waltham, Mass., Raytheon employs 73,000 people worldwide.

Contact:
Jon Kasle
781.522.5110

January 28, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 7, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Verizon's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. The proposal specifically seeks to allow shareowners to combine their holdings to meet the 10% ownership threshold and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(10). We note that the proposal specifically seeks to allow shareholders to call a special meeting if they own, in the aggregate, 10% of the company's outstanding common stock, whereas Verizon's bylaw directs the board to call a special meeting at the request of a group of shareholders only if the group owns, in the aggregate, not less than 25% of Verizon's outstanding voting stock. We are therefore unable to conclude that the bylaw adopted by Verizon substantially implements the proposal. Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

[RTN: Rule 14a-8 Proposal, December 28, 2009]

3 [Number to be assigned by the company.] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that many small shareowners can be part of the above 10%-threshold. This also includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board, and that shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings to the fullest extent permitted by law.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic, to give holders of 10% of shareowners the power to call a special shareowner meeting, won our 57%-support in 2009. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their 50%-plus vote.

This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). This proposal topic even won 55%-support at Time Warner (TWX) in 2009 after TWX already adopted a 25%-threshold for shareowners to call a special meeting.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" on executive pay – $24 million for our CEO William Swanson.

The Corporate Library downgraded our company's rating to D. There was very high concern regarding our company's executive pay practices. Shareholders would be best served with a candid discussion of our company's performance metrics, targeted goals, and actual results in order to better evaluate our company's executive pay policies.

It is in the best interests of shareholders if performance criteria for our executives are firmly established at the beginning of the fiscal year and strictly adhered to no matter the extenuating circumstances. Our company also paid $28,000 of Mr. Swanson's taxes.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]



SIDLEY AUSTIN LLP
1501 K STREET, N.W.
WASHINGTON, D.C. 20005
(202) 736 8000
(202) 736 8711 FAX

mhyatte@sidley.com
(202) 736 8012

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

February 17, 2010

Via Electronic Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Raytheon Company Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted on behalf of Raytheon Company, a Delaware corporation ("Raytheon" or the "Company"), in relation to a shareholder proposal on the topic of special shareholder meetings (the "Proposal") submitted to the Company by Mr. John Chevedden (the "Proponent"). We have previously submitted to the staff of the Division of Corporation Finance (the "Staff") a letter (the "No-Action Request Letter") requesting, on behalf of the Company, confirmation that the Staff will not recommend enforcement action if the Company excludes the Proposal from the proxy materials for its 2010 Annual Meeting of Stockholders. This letter addresses points raised in a letter (the "Response Letter") from the Proponent to the Company, which was received after the submission of the No-Action Request Letter. The Response Letter is attached as Exhibit A.

As explained in the No-Action Request Letter, Raytheon intends to submit to shareholders at its 2010 Annual Meeting a proposal (the "Company's Proposal") that would, if adopted, give a shareholder or shareholders who hold 25% of the Company's outstanding shares the right to call a special meeting of shareholders. The Proposal requests that the Company's board of directors take the steps necessary to amend the Company's bylaws and each of the Company's appropriate governing documents to give holders of 10% of the Company's outstanding shares the power to call a special meeting of shareholders. In the No-Action Request Letter, the Company requests that the Staff grant no-action relief pursuant to Rule 14a-8(i)(9) because the Company's Proposal directly conflicts with the Proposal.

In support of his contention that the Staff should not concur in the Company's request for relief, the Proponent states "the [C]ompany is vague and does not disclose in its news release

whether its proposed 25% threshold applies only to single holders who owns [*sic*] 25% of company stock." Whether the press release is or is not vague on this point is, of course, irrelevant to the question whether the Proposal may be excluded under Rule 14a-8(i)(9). Nevertheless, the Company wishes to note that it has not been vague on this point. The No-Action Request Letter included the following description of the Company's Proposal:

> "On October 29, 2009, Raytheon issued a press release announcing it would submit to shareholders at the 2010 Annual Meeting a proposal (the "Company's Proposal") that would, if adopted, allow **a shareholder or shareholders who hold 25%** of the Company's outstanding shares the right to call special meetings of shareholders." (Emphasis supplied.)

Proponent also cites to *Verizon Communications Inc.* (January 28, 2010). In *Verizon*, the Staff was unable to concur that the proposal could be excluded pursuant to Rule 14a-8(i)(10). But the Company has not requested exclusion pursuant to that rule; the Company has requested exclusion pursuant to Rules 14a-8(i)(9) and 14a-8(i)(3). The Verizon Communications letter is, accordingly, entirely inapposite. Relevant precedent includes *Safeway Inc.* (January 4, 2010, *reconsideration denied* January 26, 2010) and *Medco Health Solutions, Inc.* (January 4, 2010, *reconsideration denied* January 26, 2010), in which the Staff granted relief pursuant to Rule 14a-8(i)(9) in factual situations that are in all material respects identical to those presented here.

Thus, the Company respectfully requests that the Staff grant the Company no-action relief for the reasons set forth in the No-Action Request Letter. If you have any questions regarding this request or desire additional information, please contact me at (202) 736-8012.

Very truly yours,

Michael Hyatte
Sidley Austin LLP

Attachments

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 John Chevedden's Rule 14a-8 Proposal
Raytheon Company (RTN)
Special Meeting Topic

Ladies and Gentlemen:

This responds to the February 2, 2010 request to block this rule 14a-8 proposal.

The company is vague and does not disclose in its news release whether its proposed 25%-threshold applies only to single holders who owns 25% of company stock. In the attached *Verizon Communications Inc.* (January 28, 2010), Verizon did not receive concurrence when it lowered the threshold for only a single holder.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

John Chevedden

cc:
James Marchetti <James_g_marchetti@raytheon.com>

Raytheon

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News Release

Raytheon Board Votes to Submit Proposal Giving Shareholders Right to Call Special Meeting

WALTHAM, Mass., Oct 29, 2009 /PRNewswire via COMTEX/ -- Raytheon Company (NYSE: RTN) announced that its Board of Directors voted this week to submit a proposal to Company shareholders at its 2010 annual meeting to amend the Company's certificate of incorporation to give holders of 25 percent or more of the Company's voting stock the right to call a special meeting of shareholders. At present, only a majority of the Board or the Board's Chairman may call a special meeting.

"The Board of Directors gave careful consideration to this governance issue and has determined that it would be appropriate to recommend this change in our governance process to our shareholders," said William H. Swanson, Raytheon Chairman and CEO.

The special meeting proposal will be considered at the 2010 annual meeting of shareholders. A full description of the proposal will be contained in the Company's 2010 proxy statement.

Raytheon Company (NYSE: RTN), with 2008 sales of $23.2 billion, is a technology and innovation leader specializing in defense, homeland security and other government markets throughout the world. With a history of innovation spanning 87 years, Raytheon provides state-of-the-art electronics, mission systems integration an(other capabilities in the areas of sensing; effects; and command, control, communications and intelligence systems, as well as a broad range of mission support services. With headquarters in Waltham, Mass., Raytheon employs 73,000 people worldwide.

Contact:
Jon Kasle
781.522.5110

January 28, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 7, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Verizon's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. The proposal specifically seeks to allow shareowners to combine their holdings to meet the 10% ownership threshold and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(10). We note that the proposal specifically seeks to allow shareholders to call a special meeting if they own, in the aggregate, 10% of the company's outstanding common stock, whereas Verizon's bylaw directs the board to call a special meeting at the request of a group of shareholders only if the group owns, in the aggregate, not less than 25% of Verizon's outstanding voting stock. We are therefore unable to conclude that the bylaw adopted by Verizon substantially implements the proposal. Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

[RTN: Rule 14a-8 Proposal, December 28, 2009]

3 [Number to be assigned by the company.] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that many small shareowners can be part of the above 10%-threshold. This also includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board, and that shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings to the fullest extent permitted by law.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic, to give holders of 10% of shareowners the power to call a special shareowner meeting, won our 57%-support in 2009. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their 50%-plus vote.

This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). This proposal topic even won 55%-support at Time Warner (TWX) in 2009 after TWX already adopted a 25%-threshold for shareowners to call a special meeting.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" on executive pay – $24 million for our CEO William Swanson.

The Corporate Library downgraded our company's rating to D. There was very high concern regarding our company's executive pay practices. Shareholders would be best served with a candid discussion of our company's performance metrics, targeted goals, and actual results in order to better evaluate our company's executive pay policies.

It is in the best interests of shareholders if performance criteria for our executives are firmly established at the beginning of the fiscal year and strictly adhered to no matter the extenuating circumstances. Our company also paid $28,000 of Mr. Swanson's taxes.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 John Chevedden's Rule 14a-8 Proposal
Raytheon Company (RTN)
Special Meeting Topic

Ladies and Gentlemen:

This responds to the February 2, 2010 request to block this rule 14a-8 proposal.

The company is vague and does not disclose in its news release whether its proposed 25%-threshold applies only to single holders who owns 25% of company stock. In the attached *Verizon Communications Inc.* (January 28, 2010), Verizon did not receive concurrence when it lowered the threshold for only a single holder.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

John Chevedden

cc:
James Marchetti <James_g_marchetti@raytheon.com>



Print Page | Close Window

News Release

Raytheon Board Votes to Submit Proposal Giving Shareholders Right to Call Special Meeting

WALTHAM, Mass., Oct 29, 2009 /PRNewswire via COMTEX/ -- Raytheon Company (NYSE: RTN) announced that its Board of Directors voted this week to submit a proposal to Company shareholders at its 2010 annual meeting to amend the Company's certificate of incorporation to give holders of 25 percent or more of the Company's voting stock the right to call a special meeting of shareholders. At present, only a majority of the Board or the Board's Chairman may call a special meeting.

"The Board of Directors gave careful consideration to this governance issue and has determined that it would be appropriate to recommend this change in our governance process to our shareholders," said William H. Swanson, Raytheon Chairman and CEO.

The special meeting proposal will be considered at the 2010 annual meeting of shareholders. A full description of the proposal will be contained in the Company's 2010 proxy statement.

Raytheon Company (NYSE: RTN), with 2008 sales of $23.2 billion, is a technology and innovation leader specializing in defense, homeland security and other government markets throughout the world. With a history of innovation spanning 87 years, Raytheon provides state-of-the-art electronics, mission systems integration and other capabilities in the areas of sensing; effects; and command, control, communications and intelligence systems, as well as a broad range of mission support services. With headquarters in Waltham, Mass., Raytheon employs 73,000 people worldwide.

Contact:
Jon Kasle
781.522.5110

January 28, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 7, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Verizon's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. The proposal specifically seeks to allow shareowners to combine their holdings to meet the 10% ownership threshold and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(10). We note that the proposal specifically seeks to allow shareholders to call a special meeting if they own, in the aggregate, 10% of the company's outstanding common stock, whereas Verizon's bylaw directs the board to call a special meeting at the request of a group of shareholders only if the group owns, in the aggregate, not less than 25% of Verizon's outstanding voting stock. We are therefore unable to conclude that the bylaw adopted by Verizon substantially implements the proposal. Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

[RTN: Rule 14a-8 Proposal, December 28, 2009]

3 [Number to be assigned by the company.] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that many small shareowners can be part of the above 10%-threshold. This also includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board, and that shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings to the fullest extent permitted by law.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic, to give holders of 10% of shareowners the power to call a special shareowner meeting, won our 57%-support in 2009. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their 50%-plus vote.

This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). This proposal topic even won 55%-support at Time Warner (TWX) in 2009 after TWX already adopted a 25%-threshold for shareowners to call a special meeting.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" on executive pay – $24 million for our CEO William Swanson.

The Corporate Library downgraded our company's rating to D. There was very high concern regarding our company's executive pay practices. Shareholders would be best served with a candid discussion of our company's performance metrics, targeted goals, and actual results in order to better evaluate our company's executive pay policies.

It is in the best interests of shareholders if performance criteria for our executives are firmly established at the beginning of the fiscal year and strictly adhered to no matter the extenuating circumstances. Our company also paid $28,000 of Mr. Swanson's taxes.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]



SIDLEY AUSTIN LLP
1501 K STREET, N.W.
WASHINGTON, D.C. 20005
(202) 736 8000
(202) 736 8711 FAX

mhyatte@sidley.com
(202) 736 8012

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

1934 Act/Rule 14a-8

February 2, 2010

Via Electronic Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Raytheon Company – Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted on behalf of Raytheon Company, a Delaware corporation ("Raytheon" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of Raytheon's intent to exclude from its proxy materials for its 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting" and such materials, the "2010 Proxy Materials") a stockholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent") and received by Raytheon on December 28, 2009. Raytheon requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if Raytheon excludes the Proposal from its 2010 Proxy Materials for the reasons outlined below.

Raytheon intends to file its definitive proxy materials for its 2010 Annual Meeting on or about April 26, 2010. In accordance with Staff Legal Bulletin 14D, this letter and its exhibits are being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibits will also be sent to the Proponent.

THE PROPOSAL

The Proposal includes the following:

"RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that many small shareowners can be part of the above 10%-threshold. This also includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board, and that shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings to the fullest extent permitted by law."

A copy of the Proposal, including its supporting statements, is attached to this letter as Exhibit A.

ANALYSIS

I. The Proposal may be excluded pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by the Company at its 2010 Annual Meeting.

Under Rule 14a-8(i)(9), a company may exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that the proposals need not be "identical in scope or focus" for this provision to be available. *See* Exchange Act Release No. 34-40018, at n. 27 (May 21,1998).

The Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where a shareholder-sponsored special meeting proposal contains an ownership threshold that differs from a company-sponsored special meeting proposal, because submitting both proposals to a shareholder vote would present alternative and conflicting decisions for shareholders. For example, in *Safeway Inc.* (January 4, 2010), the Staff concurred with the exclusion of a shareholder proposal requesting that Safeway amend its bylaws and each of its applicable governing documents to give holders of 10% of Safeway's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings. The Staff noted that Safeway represented that it would present a proposal seeking shareholder approval of amendments to Safeway's governing documents to allow shareholders who hold 25% of its outstanding shares the right to call a special shareholder meeting, that the shareholder proposal and Safeway's proposal directly conflicted because they included different thresholds for the percentage of shares required to call special shareholder meetings, and that these proposals presented alternative and conflicting decisions for shareholders.

Similarly, in *Medco Health Solutions, Inc.* (January 4, 2010), the Staff concurred with the exclusion of a proposal almost identical to that received by the Company. Medco sponsored a proposal to enable shareholders to call a special meeting at the request of holders of at least 40% of Medco's outstanding shares. The Staff noted that Medco represented that the shareholder proposal and the Medco proposal directly conflicted because they included different thresholds for the percentage of shares required to call a special shareholder meeting and, accordingly, presented alternative and conflicting decisions for shareholders. There are numerous other no-action letters involving substantially similar situations where the Staff has concurred in exclusion pursuant to Rule 14a-8(i)(9): *NiSource, Inc.* (January 6, 2010); *CVS Caremark Corp.* (January 5, 2010); *Honeywell International Inc.* (January 4, 2010); *Baker Hughes Inc.* (December 18, 2009); *Becton, Dickinson and Co.* (November 12, 2009); *H.J. Heinz Co.* (May 29, 2009); *International Paper Co.* (March 17, 2009); *Occidental Petroleum Corp.* (March 12, 2009); *EMC Corp.* (February 24, 2009).

Raytheon's situation is substantially the same as those presented in the cited no-action letters. On October 29, 2009, Raytheon issued a press release announcing it would submit to shareholders at the 2010 Annual Meeting a proposal (the "Company's Proposal") that would, if adopted, allow a shareholder or shareholders who hold 25% of the Company's outstanding shares the right to call special meetings of shareholders.[1] The Proposal requests that the Company's board of directors (the "Board") take the steps necessary to amend the Company's bylaws (the "Bylaws") and each of the Company's appropriate governing documents to give holders of 10% of the Company's outstanding common shares the power to call special meetings of shareholders.

The Company's Proposal will directly conflict with the Proposal because the Company cannot institute an ownership threshold required to call a special meeting of shareholders that is set at both 10% and 25%. Submitting both proposals to shareholders at the 2010 Annual Meeting would present alternative and conflicting decisions for shareholders and provide inconsistent and ambiguous results. As a result, the Company asks that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(9).

II. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is inherently vague and indefinite with respect to the language "shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings...."

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal if the "proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy solicitation materials...." The Staff has consistently held that vague and indefinite shareholder proposals are inherently misleading and thus excludable under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the

[1] The press release is attached as Exhibit B.

proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961). Additionally, the Staff has concurred that a proposal may be excluded where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Proposal may be divided into four parts:

Part I a request that the Board "take the steps necessary...to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock...the power to call a special shareowner meeting";

Part II a statement that "many small shareowners can be part of the above 10%-threshold";

Part III a statement that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board"; and

Part IV a statement that "shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings to the fullest extent permitted by law."

While Part I and Part III contain portions of text that the Staff has previously concluded do not warrant exclusion under Rule 14a-8(i)(3), Parts II and IV are recent additions to this type of proposal. The Company respectfully submits that Parts II and IV of the Proposal are each vague and indefinite, and that each renders the entire Proposal excludable pursuant to Rule 14a-8(i)(3).

The requirement in Part IV that "shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings..." is vague and indefinite because its meaning is entirely unclear and is subject to multiple reasonable interpretations, as is the requirement in Part II that "many small shareowners can be part of the above 10% threshold." Some of the questions raised by the Proposal are the following:

A. What is meant by the reference to "management"?

Part IV refers to "*management*-called special meetings" and refers to the rights that "*management* has at shareholder-called special meetings" (emphasis supplied). It is not at all clear, however, what the term "management" means in this context. Considered alone, it might seem reasonable to conclude that "management" here refers to the Company's officers and directors together, and that management-called special meetings are simply all special meetings that are not called by stockholders. This interpretation is called into question, however, by a simple comparison of the language of Part IV to the language of Part III. In Part III, the Proposal makes a distinction between "management and/or the board." Is this distinction made in Part III

intended to be carried forward to Part IV, so that the requirements imposed by Part IV would apply only to meetings called by the officers of the Company and not to those called by its directors? Or is the use of the term "management" in Part IV intended simply as shorthand for all special meetings not called by shareholders?

This ambiguity is significant because of the wording of the Company's certificate of incorporation, relevant portions of which are attached as Exhibit C. The certificate states that special meetings of the stockholders "may be called only by the Board…or by the Chairman of the Board…."[2] If the term "management" in Part IV is intended to refer to both the officers of the Company and its directors, then the rule imposed by Part IV would presumably apply to all special meetings not called by stockholders. If the term "management" is interpreted to apply only to the officers of the corporation who are not Board members, then the clause is a nullity; officers of the Company have no power to call special meetings by virtue of their status as officers. If the term "management" is interpreted to apply to the officers of the corporation regardless of whether they are Board members, then Part IV would apply when the current CEO calls the special meeting, as he is entitled to call special meetings because he is Chairman of the Board, but would not apply if the Board called the special meeting.[3]

B. What are the "rights" that are the purported subject of Part IV?

Even if shareholders could figure out which special meetings were intended to be covered by Part IV, they would still be uncertain as to what limitations Part IV would impose on those meetings. As drafted, Part IV would require that "shareholders…have no less rights at management-called special meetings than management has at shareholder-called special meetings to the fullest extent permitted by law." It therefore appears to be an attempt to impose rules regarding the respective "rights" of shareholders and management at special meetings. It is not at all clear what "rights" this is intended to regulate.

One category of rights at special meetings is the right to vote shares. If this is what is intended to be covered, then Part IV would seem to have little or no relevance, as shareholders, be they members of management or not, would always have the right to vote their shares at any category of special meeting.

A second category of rights at special meetings would be the right to determine certain procedural matters relating to the meeting. Under the Company's current Bylaws, for example, the power to preside over all special meetings is bestowed upon the Chairman of the Board.[4] And the Board or the Chairman of the Board determines the place of special meetings.[5] Is the intent of Part IV to vest in shareholders an equal authority over these matters at management-called special meetings ("shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings")? If this is what is

---

[2] Article V of the Certificate of Incorporation.
[3] Section 3.2 of the Bylaws provides that ("[t]he Chairman may but need not be an officer of or employed in an executive or other capacity by the Corporation[]").
[4] *Id.*
[5] Section 2.3 of the Bylaws.

intended, it is, of course, not at all clear how this would work or what Bylaw amendments would be required.

A third category of rights might be with respect to the determination of the outcome of a special meeting. The Board, or an officer appointed by the Board, is entitled to appoint an inspector of elections at any special meeting.[6] Is the point of Part IV that shareholders should have an equal ability as management to determine the outcome of management-called special meetings (because this would give them the equivalent right that management would have in this regard at a shareholder-called meeting)?

A fourth category of rights that relate to special meetings would be with respect to the right to call the meetings themselves. It seems less likely that this is the category of rights that is intended to be covered by Part IV, given that Part IV refers to rights "at" meetings. If this is the category of rights that is intended to be covered by Part IV, however, it is not clear what the Company would be required to do in order to implement the Proposal. What rights, for example, could shareholders have with respect to calling special meetings that had already been called by management ("shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings")?

Because of these ambiguities, the meaning of Part IV simply is not clear. If shareholders were to vote on the Proposal, they would have no way of knowing what it is they were being asked to approve. Similarly, were the Proposal to pass, the Company would have no way of knowing what it was required to do in order to implement the Proposal. Were the Company to attempt to implement the Proposal by selecting one of several possible interpretations, any actions taken in attempting to implement that interpretation could be significantly different from the actions envisioned by shareholders voting on the Proposal. This is a classic situation in which Rule 14a-8(i)(3) permits exclusion.

C. <u>What is the meaning of "many small shareowners can be part of the above 10% threshold"?</u>

The Proposal is also vague and indefinite so as to be inherently misleading with respect to what is required for shareholders to aggregate their holdings and, as a consequence, who may call a special meeting pursuant to the terms of the Proposal. Part II of the Proposal states "[t]his includes that many small shareowners can be part of the above 10%-threshold." This sentence has several potential interpretations. Would shareholders need only informally agree to aggregate their holdings for the purpose of calling a special meeting? Would shareholders be a group under Section 13(d) of the Exchange Act and be required to make appropriate filings?

The ambiguities of the Proposal would prevent shareholders from understanding which interpretation of the Proposal they would be voting to approve. Likewise, the Company would not be able to determine with any reasonable certainty exactly what actions or measures would be required to implement the Proposal. Consequently, the Proposal should be excludable as

---

[6] Section 2.9 of the Bylaws.

vague and indefinite, and the Company asks that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(3).

CONCLUSION

For the reasons stated above and in accordance with Rules 14a-8(i)(9) and 14a-8(i)(3), the Company requests your concurrence that the entire Proposal may be excluded from Raytheon's 2010 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at (202) 736-8012.

Very truly yours,

Michael Hyatte

Michael Hyatte
Sidley Austin LLP

Attachments

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. William Swanson
Chairman
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451

Rule 14a-8 Proposal

Dear Mr. Swanson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden
Rule 14a-8 Proposal Proponent since 1996

December 28, 2009
Date

cc: Jay B. Stephens
Corporate Secretary
FX: 781-522-3001
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>
PH: 781-522-3036
FX: 781-522-3332
James Marchetti <James_g_marchetti@raytheon.com>
Senior Counsel
PH: 781-522-5834
FX: 781-522-6467
FX: 781-860-2172

[RTN: Rule 14a-8 Proposal, December 28, 2009]

3 [Number to be assigned by the company.] – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that many small shareowners can be part of the above 10%-threshold. This also includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board, and that shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings to the fullest extent permitted by law.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic, to give holders of 10% of shareowners the power to call a special shareowner meeting, won our 57%-support in 2009. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their 50%-plus vote.

This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). This proposal topic even won 55%-support at Time Warner (TWX) in 2009 after TWX already adopted a 25%-threshold for shareowners to call a special meeting.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" on executive pay – $24 million for our CEO William Swanson.

The Corporate Library downgraded our company's rating to D. There was very high concern regarding our company's executive pay practices. Shareholders would be best served with a candid discussion of our company's performance metrics, targeted goals, and actual results in order to better evaluate our company's executive pay policies.

It is in the best interests of shareholders if performance criteria for our executives are firmly established at the beginning of the fiscal year and strictly adhered to no matter the extenuating circumstances. Our company also paid $28,000 of Mr. Swanson's taxes.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit B

Raytheon Media Relations

News release

Raytheon Board Votes to Submit Proposal Giving Shareholders Right to Call Special Meeting

WALTHAM, Mass., Oct. 29, 2009 /PRNewswire/ -- Raytheon Company (NYSE: RTN) announced that its Board of Directors voted this week to submit a proposal to Company shareholders at its 2010 annual meeting to amend the Company's certificate of incorporation to give holders of 25 percent or more of the Company's voting stock the right to call a special meeting of shareholders. At present, only a majority of the Board or the Board's Chairman may call a special meeting.

"The Board of Directors gave careful consideration to this governance issue and has determined that it would be appropriate to recommend this change in our governance process to our shareholders," said William H. Swanson, Raytheon Chairman and CEO.

The special meeting proposal will be considered at the 2010 annual meeting of shareholders. A full description of the proposal will be contained in the Company's 2010 proxy statement.

Raytheon Company (NYSE: RTN), with 2008 sales of $23.2 billion, is a technology and innovation leader specializing in defense, homeland security and other government markets throughout the world. With a history of innovation spanning 87 years, Raytheon provides state-of-the-art electronics, mission systems integration and other capabilities in the areas of sensing; effects; and command, control, communications and intelligence systems, as well as a broad range of mission support services. With headquarters in Waltham, Mass., Raytheon employs 73,000 people worldwide.

Contact:
Jon Kasle
781.522.5110

SOURCE: Raytheon Company

Web site: http://www.raytheon.com/

Company News On-Call: http://www.prnewswire.com/comp/149999.html

Company News On-Call: http://www.prnewswire.com/comp/742575 .html

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Exhibit C

Certificate of Incorporation

Article V.
Stockholder Action

Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, special meetings of stockholders of the Corporation for any purpose or purposes may be called only by the Board pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the total number of directors which the Corporation would have if there were no vacancies (the "Whole Board") or by the Chairman of the Board and any power of stockholders to call a special meeting is specifically denied. No business other than that stated in the notice shall be transacted at any special meeting.

Bylaws

Section 2.3.

Place of Meeting. The Board or the Chairman of the Board, as the case may be, may designate the place of meeting for any annual meeting or for any special meeting of the stockholders. If no designation is so made, the place of meeting shall be the principal office of the Corporation.

Section 2.9.

Inspectors of Elections; Opening and Closing the Polls. The Board by resolution shall appoint, or shall authorize an officer of the Corporation to appoint, one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at the meetings of stockholders and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders, the Chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging such person's duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of such person's ability. The
inspector(s) shall have the duties prescribed by law. The Chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

Section 3.2.

Chairman of the Board. The Chairman of the Board shall be chosen from among the directors. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board and shall have such powers and perform such duties as the Board may from time to time determine. The Chairman of the Board may but need not be an officer of or employed in an executive or other capacity by the Corporation. The Board also may elect a Vice-Chairman to act in place of the Chairman upon his or her absence or inability to act.